J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Piper Sandler & Co.

345 Park Avenue, Suite 1200

New York, New York 10154

July 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nurix Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-239651)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Nurix Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on July 23, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Fenwick & West LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated July 20, 2020:

(i)	Dates of distribution: July 20, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of preliminary prospectuses furnished to investors: approximately 1,340

(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 78

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC PIPER SANDLER & CO. As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H. Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Chad E. Huber
	Name:	Chad Huber
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]